FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of July 2006

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                       No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Attached to this report is a copy of the second quarter press release and supplemental data, dated July 26, 2006, pertaining to the financial condition and results of operations at and for the quarter ended June 30, 2006. The consolidated financial information of the registrant included in the press release and the supplemental data were prepared in accordance with International Financial Reporting Standards, which differ in certain important respects from accounting principles generally accepted in the United States. The financial results for the quarter ended June 30, 2006 are unaudited.

This report may contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

From:	Compañia Anónima Nacional	For Release:	FOR IMMEDIATE RELEASE
Teléfonos de Venezuela (Cantv)
	NYSE: VNT	Contact	Cantv Investor Relations
	BVC: TDV.d		+011 58 212 500-1831 (Main)
+011 58 212 500-1828 (Fax)
Email: invest@cantv.com.ve

The Global Consulting Group
César Villavicencio
	July 26, 2006		646 284-9423 (US)
Email: cvillavicencio@hfgcg.com

CANTV ANNOUNCES SECOND QUARTER 2006 RESULTS

Sustained revenue growth momentum drove 34.0% increase over second quarter last year. Net mobile additions of nearly one million increased our subscriber base close to 6.6 million customers. Margins are affected by related acquisition cost

HIGHLIGHTS

•	Consolidated revenues increased 34.0% over second quarter 2005 resulting from sustained growth in all our business segments, most notably in mobile and broadband services which posted increases of 68.8% and 35.7%, respectively

•	Our mobile and broadband customer base increased 82.7% and 66.3%, respectively, over second quarter 2005

•	Second quarter net mobile additions of nearly one million subscribers increased our subscriber base close to 6.6 million

•	Continued strong ABA (ADSL) sales increased our customer base to 362 thousand subscribers, 71.2% over second quarter 2005

•	Sustained switched access line growth generated 6.6% gain over second quarter 2005

•	EBITDA, EBITDA margin and net income reflect the impact of higher acquisition cost associated with strong subscribers gain

•	53.5% increase in free cash flow over same period last year reflects strong operating cash flow generated by our larger customer base as well as reduction in uses of working capital

Financial results are stated in accordance with International Financial Reporting Standards (IFRS). Translation of financial statements data to US$ has been performed solely for the convenience of the reader, converting bolivar amounts at the current official exchange rate of Bs. 2,150 per US$1.

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 1

KEY FINANCIAL AND OPERATING INDICATORS

Figure 1 - Key Financial Highlights and Operating Indicators

Billions of Bs. and %

	2Q06	2Q05	Inc./ (Dec.)%
Revenues	1,592.1	1,187.9	404.2	34.0%
EBITDA	305.1	271.2	33.9	12.5%
EBITDA Margin	19%	23%	(400 bps )	N.M.
Net Income	95.6	113.8	(18.2)	(16.0)%
EPADS (Bs.)	863	1,027	(164.0)	(16.0)%

	Jun’ 06 YTD	Jun’ 05 YTD	Inc./ (Dec.)%
Revenue	3,033.6	2,277.6	756.0	33.2%
EBITDA	736.7	712.7	24.0	3.4%
EBITDA Margin	24%	31%	(700 bps )	N.M.
Net Income	279.5	408.8	(129.3)	(31.6)%
EPADS (Bs.)	2,521	3,687	(1,166.0)	(31.6)%

CAPEX	390.6	328.3	62.3	19.0%
Free Cash Flow	585.6	381.6	204.0	53.5%
Debt payments	31.0	71.6	(40.6)	(56.7)%

	2Q06	2Q05	Inc./ (Dec.)%
Subscribers (thousands)
Fixed	3,545	3,199	346	10.8%
Switched access lines	3,166	2,971	195	6.6%
Residential	2,458	2,282	176	7.7%
Non-residential	599	591	8	1.4%
Public Telephones	109	98	11	11.2%
Broadband	379	228	151	66.3%
ABA (ADSL) lines	362	212	150	71.2%
Private Circuits	17	16	1	3.0%
Mobile	6,577	3,599	2,978	82.7%
Postpaid	289	231	58	24.9%
Prepaid	6,288	3,368	2,920	86.7%
Traffic (millions of outgoing minutes)
Fixed Local	3,157	3,541	(384)	(10.8)%
Fixed DLD and ILD	603	615	(12)	(2.0)%
Mobile	1,449	758	691	91.2%

N.M.= Not meaningful

Note: further details are disclosed in additional tables posted in the Investor Relations section of Cantv’s web site

REVENUE ANALYSIS

Strong mobile and broadband revenues continued to drive top line growth

Operating revenues totaled Bs. 1,592.1 billion during second quarter 2006, a Bs. 404.2 billion (34.0%) increase over second quarter 2005.

Quarter-over-quarter revenue growth was driven by 68.8% and 14.0%, increases in mobile and fixed line revenues, respectively. Fixed line revenues reflect 35.7% growth in its broadband component.

As a percentage of total revenues, second quarter mobile revenues increased from 36.5% in second quarter 2005 to 46.0% in second quarter 2006 (see Figure 2).

The 14.0% revenue increase in our fixed line segment was largely a result of the 66.3% growth in broadband customers combined with 18.9% higher fixed to mobile interconnection outgoing revenues and sustained fixed wireless subscriber growth. Excluding broadband, fixed line revenues increased 8.6% over second quarter 2005. Local service tariffs remain frozen.

The 68.8% mobile revenue growth was driven by respective subscriber and traffic increases of 82.7% and 91.2% compared to the same period in 2005.

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 2

Fixed

Switched Access Lines:

Sustained growth in fixed switched access lines

Lines in service increased 6.6% on a year-over-year basis expanding our customer base to close to 3.2 million.

Nearly 52 thousand net additions were generated during second quarter 2006 reflecting sustained subscriber growth. These additions were 6.5% higher than those generated during the same period in 2005 (see Figure 3).

Growth during second quarter 2006 was driven by 47,439 net increase in residential lines combined with net increases of 1,279 non-residential lines and 2,814 new public telephony lines. Our prepaid products continue to drive our fixed line growth evidenced by second quarter net additions of 55,100 lines, partially offset by a net loss of 6,382 postpaid lines.

Local Service Revenues:

Local service revenues increase 0.6% over 2Q05

Second quarter 2006 local service revenues of Bs. 229.9 billion were 0.6% higher (Bs. 1.5 billion) than revenues recorded during the same period in 2005. The slight improvement primarily reflects increases in monthly recurring charges and installation and equipment revenues partially offset by the decrease in usage revenues. Local service residential tariffs continue to be frozen. (See Figure 4)

Figure 4 – Local Service Revenues

	(in millions of Bs.)
	2Q06	2Q05	Inc./(Dec.)%
Monthly recurring charge	134,994	124,263	10,731	8.6%
Installation & Equipment	11,203	8,903	2,300	25.8%
Usage	83,667	95,217	(11,550)	(12.1)%

Total	229,864	228,383	1,481	0.6%

The 25.8% increase in installation and equipment revenues over second quarter 2005 was primarily attributable to 41.6% increase in fixed wireless equipment sales. The sharp increase was driven by our Mother’s Day promotion that offered fixed wireless service plus a mobile handset.

Local usage revenues declined 12.1% primarily due to 10.5% decrease in unbundled (billed) minutes. As shown in Figure 5, the 10.5% decrease in local services traffic was attributable to 10.0%, 7.0% and 30.6% reductions in residential, non-residential and public telephony traffic, respectively.

Figure 5 – Local Unbundled Minutes

	(in millions)
	2Q06	2Q05	Inc./(Dec.)%
Residential	1,395	1,550	(155)	(10.0)%
Non-residential	733	788	(55)	(7.0)%
Public telephony	125	180	(55)	(30.6)%

Total	2,253	2,518	(265)	(10.5)%

The 30.6% reduction in public telephony traffic continues to be driven by the substitution of this service with mobile service, combined with competition from informal telecommunications vendors. This traffic decline resulted from 60.4% decrease in traditional payphone traffic partially offset by 3.6% increase in Telecommunication Centers’ traffic.

Our customers maintain their preference to use Telecommunication Centers due to safety attributes and the value added services they offer. The Company encourages the use of these centers due to the vulnerability of traditional payphones to vandalism and is focusing on relocating its public telephony services to high traffic areas and other types of locations such as hospitals, malls and subway stations.

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 3

Domestic Long Distance Revenues:

DLD revenues and traffic decreased 5.8% and 5.6%, respectively

Domestic long distance (DLD) revenues decreased Bs. 4.3 billion (5.8%) compared to second quarter 2005, with a commensurate traffic decrease of 5.6%. (See Figure 6).

Figure 6 - DLD Revenues and Traffic

	Revenues (in millions of Bs.)				Minutes (in millions)
	2Q06	2Q05	Inc./(Dec.)%		2Q06	2Q05	Inc./(Dec.)%
Residential	17,766	16,805	961	5.7%	127	119	8	6.7%
Non-residential	28,682	32,192	(3,510)	(10.9)%	154	168	(14)	(8.3)%
Public telephony	8,532	10,152	(1,620)	(16.0)%	64	71	(7)	(9.9)%

Total Unbundled	54,980	59,149	(4,169)	(7.0)%	345	358	(13)	(3.6)%

Bundled plans	14,675	14,774	(99)	(0.7)%	162	179	(17)	(9.5)%

Total	69,655	73,923	(4,268)	(5.8)%	507	537	(30)	(5.6)%

Compared to the same period in 2005, second quarter 2006 residential unbundled DLD revenues increased 5.7% to Bs. 17.8 billion mainly due to 6.7% increase in residential DLD unbundled traffic partially offset by 1.0% decrease in weighted average tariff. Traffic reduction of 9.5% on bundled plans responds to the migration of customers from bundled to unbundled plans. This migration has had a favorable effect on total residential revenue.

The overall traffic decrease is mainly attributable to mobile service substitution. This dynamic is due to CONATEL imposed restrictions that prohibit mobile services providers from billing domestic long distance usage.

International Long Distance Revenues:

ILD revenues increased 9.3% driven by 4.0 billion increase in revenues on outgoing minutes charged to customers

Second quarter 2006 International long distance (ILD) revenues of Bs. 26.4 billion reflect 9.3% increase over second quarter 2005, mainly due to Bs. 4.0 billion (15.0%) increase in outgoing revenue partially offset by Bs. 1.8 billion decrease in net settlements revenues.

Figure 7 - ILD Traffic

	Minutes (in millions)
	2Q06	2Q05	Inc./(Dec.)%
Incoming minutes	135	97	38	39.2%
Outgoing minutes	96	78	18	23.1%
Net Settlements	39	19	20	105.3%
Incoming/Outgoing ratio	1.41	1.24	0.17	13.1%
Outgoing minutes	81	62	19	30.6%
charged to customers
Total	120	81	39	48.1%

The increase in revenues from outgoing minutes charged to customers resulted in 30.6% increase in outgoing traffic, partially offset by 3.3% reduction in weighted average prices. The decline in weighted average prices is attributable to promotions and discounts. (See Figure 7). The 48.1% increase in total traffic results from traffic increases in all customer segments, including residential, non-residential and public telephony.

The decline in net settlements revenue resulted from reductions in tariffs, partially offset by an increased traffic with improved incoming/outgoing ratio. Lower incoming weighted average prices are primarily attributable to the Company’s efforts to maximize market share. Most incoming traffic flows through our IP platform allowed us to offer competitive prices. The result of this strategy is evidenced by improved incoming/outgoing traffic ratio achieved through negotiations with key operators where greater commitments for inbound traffic are secured in exchange for improved quality of service.

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 4

Interconnection Revenues (Outgoing Fixed to Mobile and Incoming):

Increase in IXC revenues driven mainly by 18.9% increase in outgoing fixed to mobile revenues

Second quarter 2006 16.5% quarter-over-quarter increase in interconnection revenues was attributable to an 18.9% increase in outgoing revenues partially offset by 1.6% decrease in incoming revenues. (See Figure 8).

Figure 8 – Interconnection Revenues and Traffic

	Revenues (in millions of Bs.)				Minutes (in millions)
	2Q06	2Q05	Inc./(Dec.)%		2Q06	2Q05	Inc./(Dec.)%
Local F-M Outgoing	146,459	130,216	16,243	12.5%	449	400	49	12.3%
DLD F-M Outgoing	77,731	58,386	19,345	33.1%	248	189	59	31.2%

Total Outgoing	224,190	188,602	35,588	18.9%	697	589	108	18.3%
Incoming*	24,886	25,284	(398)	(1.6)%	465	456	9	2.0%

*	Incoming minutes do not account for transport traffic

The increase in traffic reflects the significant growth in the mobile market. The 1.6% decrease in incoming revenues is related to lower traffic transported as other operators are nearing completion of the installation of their interconnection points.

The 12.5% and 33.1% increases in local and DLD fixed to mobile (F-M) outgoing revenues were driven by 12.3% and 31.2% respective traffic increases over the same period last year combined with 0.3% decrease and 0.3% increase in weighted average rates, respectively.

Broadband:

Broadband revenues increased 35.7%

Broadband revenues increased Bs. 53.3 billion (35.7%) on a quarter-over-quarter basis to Bs. 202.7 billion, representing 12.7% of the Company’s total revenues. The increase was due to a Bs. 38.1 billion (57.6%) increase in ABA (ADSL) revenues combined with Bs. 15.2 billion (18.3%) increase in private circuits revenues. (See Figure 9).

Figure 9 - Broadband Revenues and Subscribers

	Revenues (in millions of Bs.)				Subscribers
	2Q06	2Q05	Inc./(Dec.)%		2Q06	2Q05	Inc./(Dec.)%
Private circuits	98,500	83,282	15,218	18.3%	16,956	16,461	495	3.0%
ABA (ADSL)	104,244	66,158	38,086	57.6%	362,355	211,612	150,743	71.2%

Total	202,744	149,440	53,304	35.7%	379,311	228,073	151,238	66.3%

ABA (ADSL) net additions of nearly 36 thousand during 2Q06

ABA (ADSL) lines continued its strong growth trend, with 71.2% quarter-over-quarter growth measured at the end of the second quarter. Taking advantage of the low market penetration rate in this sector, our continued investment and commercial efforts to improve and promote our broadband offering have fuelled the strong ABA (ADSL) sales momentum. These efforts resulted in nearly 36 thousand net additions during second quarter 2006. As of June 30, 2006, our ABA (ADSL) customer base totaled over 362 thousand lines.

Blended ARPU of our ABA (ADSL) service was Bs. 98 thousand, 10.1% lower compared to a year ago due to higher growth of residential subscribers compared to non-residential.

61.6% of total Internet subscribers are ADSL

Internet subscribers grew 38.4% on a year-over-year basis from over 425 thousand to nearly 589 thousand. ABA (ADSL) subscribers increased as a percentage of total Internet subscribers from 49.7% at the end of second quarter 2005 to 61.6% at the end of second quarter 2006.

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 5

Mobile

Mobile revenues increased by 68.8% in 2Q06

Second quarter mobile revenues increased 68.8% on a quarter-over-quarter basis to Bs. 732.8 billion, increasing its share of the Company’s total revenues from 36.5% to 46.0%.

The quarter-over-quarter growth in mobile revenues resulted from 86.2% gain in total traffic, largely driven by the 82.7% increase in our customer base and 66.7% increase in equipment sales.

Subscribers:

Net additions of nearly one million, 142.5% higher than in 2Q05 drove the mobile subscriber base to nearly 6.6 million

By the end of second quarter 2006, the mobile customer base approached 6.6 million subscribers, a 82.7% increase on a year-over-year basis. Our postpaid and prepaid subscriber bases individually posted increases of 24.9% and 86.7%, respectively.

We added nearly one million net subscribers, a 17.7% sequential increase over our first quarter 2006 customer base. Compared to the same period a year ago, second quarter 2006 net additions were 142.5% higher. (See Figure 10).

Our competitive success in second quarter 2006 reflects the continuation of our business strategies focused on superior customer service and a network of higher quality and coverage.

Usage and ARPUs:

Total usage grew 86.2% compared to 2Q05

1,637 million minutes of use (outgoing and incoming) were generated during second quarter 2006, an 86.2% increase compared to second quarter 2005 (see Figure 11). Our bundled offers continue to channel most of the outgoing traffic growth. The overall 91.2% increase in second quarter 2006 outgoing minutes resulted from 152.5% increase in bundled traffic combined with 40.5% growth in unbundled minutes.

Figure 11 - Mobile Minutes

	(in millions)
	2Q06	2Q05	Inc./(Dec.)%
Outgoing	1,449	758	691	91.2%
Incoming	188	121	67	55.4%

Total	1,637	879	758	86.2%
Incoming from related parties	295	225	70	31.1%

During second quarter 2006, blended ARPU declined 13.1% to Bs. 39,824, postpaid ARPU grew 10.5% to Bs. 182,228 and prepaid ARPU declined 11.6% to Bs. 32,921 (See Figure 12) driven by new customers subscribing to our prepaid bundled plans and a charge of Bs. 28.6 billion to mobile revenues and interconnection costs related to a retroactive adjustment associated with discounts on calls to Movilnet numbers made from our Telecommunication Centers.

Figure 12 - Mobile ARPU

	(in Bs.)
	2Q06	2Q05	Inc./(Dec.)%
Prepaid	32,921	37,261	(4,340)	(11.6)%
Postpaid	182,228	164,906	17,322	10.5%
Blended	39,824	45,806	(5,982)	(13.1)%

Excluding the impact of this adjustment a normalized blended ARPU would have declined 9.4% to Bs. 41,515, Postpaid ARPU would have grown 11.5% to Bs. 183,919 and Prepaid ARPU would have declined 7.1% to Bs. 34,612, all reflecting the increased penetration into lower income segments of the population.

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 6

SMS revenues increased 102.1%

Short message services (SMS) continued its strong revenue growth. Second quarter 2006 SMS revenues totaled Bs. 160.3 billion, a 102.1% increase over second quarter 2005. Approximately 2.6 billion messages, a 68.0% increase over the same 2005 period, were sent by our customers during the quarter. SMS represented 21.9% of the Company’s second quarter mobile revenues.

Handset sales represented 19.2% of mobile revenue

Handset sales during second quarter 2006 increased 66.7% on a quarter-over-quarter basis and accounted for 19.2% of mobile revenues. The sustained improvement in purchasing power of lower income segments combined with the Company’s efforts to source lower cost handsets contributed to the significant growth in subscribers.

EXPENSE AND MARGIN ANALYSIS

Total Operating Expenses

Total operating expenses increase of 34.9% driven by mobile equipment sales and labor and pension expense

Second quarter 2006 total operating expenses increased by Bs. 390.7 billion, or 34.9%, to Bs. 1,509.9 billion, compared to Bs. 1,119.2 billion in second quarter 2005. The increase reflects Bs. 370.3 billion, or 40.4%, increase in operating expenses excluding depreciation and amortization, combined with Bs. 20.4 billion, or 10.1%, increase in depreciation and amortization expense.

Operations, maintenance, repairs and administrative expenses increased Bs. 147.0 billion, or 29.1%, primarily due to: (i) Bs. 82.0 billion in labor and benefit related expenses driven by the higher pension expense resulting from the 2005 Supreme Court Ruling, and salary increases including the impact of the collective bargaining agreement effective second half 2005; (ii) Bs. 33.9 billion increase in provision for obsolescence and net realizable value of equipment for sale; and (iii) Bs. 16.3 billion increase mainly related to fixed and mobile network maintenance.

Cost of sales of mobile equipment increased Bs. 182.5 billion, or 102.9%, driven by 142.5% higher net additions of mobile subscribers.

Interconnection cost increased Bs. 30.4 billion, or 24.3%, mainly due to 32.3% increase in average fixed-to-fixed rates and 4.1% increase in traffic volumes over second quarter 2005.

Concession and other taxes increased Bs. 26.5 billion, or 36.6%, as a result of higher revenues.

Provision for uncollectible increased Bs. 2.4 billion, or 13.8%, compared to second quarter 2005, due to a 2005 adjustment that served to lower the provision to a level consistent with the Company’s revised policy. The provision is now based on an accounts receivable aging analysis which yields a result more accurately aligned to collections experience.

Depreciation and amortization expense increased by Bs. 20.4 billion, or 10.1%, resulting from the additional capital investments in 2005 and 2006 and the reduction of useful lives of certain assets.

EBITDA and EBITDA Margin

EBITDA of Bs. 305.1 billion, 12.5% higher than 2Q05

Second quarter 2006 EBITDA increased 12.5% to Bs. 305.1 billion compared to Bs. 271.2 billion in second quarter 2005. As a percentage of revenue, this reflected a 400 basis points decrease in our margin. The decrease resulted from an increase of 34.0% in revenue offset by 40.4% increase in operating expenses excluding depreciation and amortization. The increase in operating expenses excluding depreciation and amortization was primarily due to higher cost of sales driven by the sharp increase in cellular handset sales.

Excluding the impact of the sale of mobile equipment, the EBITDA margin would have increased 300 basis points from 33% to 36% on a year over year basis.

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 7

Please refer to Reconciliation of Non-GAAP financial measures section on page 15 for a reconciliation of EBITDA to GAAP financial measures.

Interest Income and Exchange (Loss) Gain, net and Taxes

Lower interest income and exchange gain, net and taxes

Interest income and exchange (loss) gain, net decreased Bs. 5.4 billion, or 31.9%, to Bs. 11.6 billion in second quarter 2006, compared to Bs. 17.0 billion in second quarter 2005. Interest income decreased Bs. 4.1 billion, or 19.1%, due to lower average interest rates. Second quarter 2006 interest expense decreased Bs. 5.6 billion, or 57.7% due to lower debt. An exchange loss of Bs. 1.8 billion was recorded in second quarter 2006 compared to an exchange gain of Bs. 5.1 billion during the same period in 2005, due to appreciation of the Japanese yen against the bolivar.

Second quarter 2006 income tax benefit decreased by Bs. 26.3 billion to Bs. 1.9 billion, compared to Bs. 28.2 billion in second quarter 2005. The current tax provision decreased Bs. 19.7 billion mainly due to lower taxable income in second quarter 2006. Deferred tax benefit totaled Bs. 28.1 billion in second quarter 2006, compared to Bs. 74.2 billion in second quarter 2005. The decline was attributable to lower increase in book and tax basis differentials as well as timing differences.

Net Income

Net income of Bs. 95.6 billion represents a 16.0% decrease as compared to 2Q05

Second quarter 2006 net income totaled Bs. 95.6 billion, compared to Bs. 113.8 billion in second quarter 2005. The Bs. 18.2 billion decrease resulted from Bs. 13.5 billion increase in operating income, offset by lower income tax benefit of Bs. 26.3 billion and lower interest income and exchange (loss) gain, net of Bs. 5.4 billion.

CASH FLOW ANALYSIS

Stronger cash generation allowing for a 53.5% increase in free cash flow

Free cash flow (FCF) for the six-month period ended June 30, 2006 totaled Bs. 585.6 billion, 53.5% higher than the Bs. 381.6 billion reported for the six-month period ended June 30, 2005. The Bs. 204.0 billion year-over-year FCF increase was driven by Bs. 266.3 billion increase in net cash provided by operating activities, partially offset by Bs. 62.3 billion increase in CAPEX (See Reconciliation of Non-GAAP financial measures on page 15 for a reconciliation of FCF to GAAP financial measures). The increase in cash from operations was largely composed of Bs. 140.4 billion reduction in uses of working capital and increase of Bs. 71.6 billion in cash earnings (net income adjusted for non-cash items). The reduction in uses of working capital was driven by a Bs. 127.9 billion increase from accounts payable.

Cash used in financing activities totaled Bs. 436.1 billion, primarily reflecting dividend payments of Bs. 405.8 billion and debt repayment of Bs. 31.0 billion.

The Company’s net cash position totaled Bs. 1,173.0 billion as of June 30, 2006, compared to Bs. 994.3 billion as of December 31, 2005.

Capital Expenditures

CAPEX continues to focus on CDMA-1X, ADSL and information systems

Capital expenditures for the six-month period ended June 30, 2006 totaled Bs. 390.6 billion, a Bs. 62.3 billion (19.0%) increase over the same period in 2005. Capital expenditures during 2006 continue to be focused on: (i) expansion of our CDMA-1X network footprint to support projected mobile and fixed wireless demand; (ii) deployment of backbone and data networks to sustain growth in our ABA (ADSL) and other data product lines; (iii) deployment of Evolution Data Optimized (EvDO) technology for wireless broadband services; (iv) the substitution of analog switches with multi-service access nodes to support service enhancements and increase operating efficiency; and (v) integration and transformation of the Company’s information systems.

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 8

Total Debt

During the six-month period ended June 30, 2006, Cantv’s debt payments totaled Bs. 31.0 billion, including Bs. 4.7 billion (US$2.2 million) for International Finance Corporation (IFC) loans, Bs. 9.9 billion (¥541.0 million) to Japan’s Eximbank, repayments of Bs. 11.2 billion of commercial paper, and Bs. 5.2 billion of local loans. During the six-month period ended June 30, 2005, debt payments totaled Bs. 71.6 billion, including Bs. 15.5 billion (US$7.2 million) for the IFC loans and Bs. 9.9 billion (¥541.0 million) to Japans’ Eximbank, repayments of Bs. 46.2 billion of commercial paper and local loans.

As of June 30, 2006, the Company’s debt totaled Bs. 75.1 billion, Bs. 202.5 billion reduction from the debt balance as of June 30, 2005.

Total debt represented 2.2% as a percentage of Equity as of June 30, 2006, compared to 7.2% as of June 30, 2005.

OTHER DEVELOPMENTS

Dividends

As of the date of this release, required approvals for the conversion to US dollars for the ordinary dividend of Bs. 700 per share (US$2.28 per ADS) approved during the 2006 annual shareholders’ meeting have not been obtained.

Since dividends are paid in bolivars, under the exchange control regime implemented in January 2003 repatriation of dividends for American Depositary Shares (ADS) holders and foreign investors must be requested from CADIVI (the Government’s Commission for Administration of Foreign Exchange). Timing for the request and approval depend on the fulfillment of extensive formalities and documentation. The portion related to ADS holders and foreign investors is deposited in Venezuelan banks until CADIVI issues approval for the conversion of bolivars to US dollars and process payment to corresponding foreign banks.

The last dividend the Company paid received approval for conversion to US dollars by CADIVI for ADS holders in 82 days and other foreign investors 140 days, following payment in bolivars (April 27, 2005). As of the date of this release, 90 days have elapsed since the dividend was paid in bolivars.

Update on the Sale of Verizon’s Stake in Cantv to Telmex and América Móvil

On June 30, 2006, Verizon Communications Inc. and the Joint Venture between Telmex and America Movíl announced an extension of the Stock Purchase Agreement to October 2, 2006 of the date after which any of the parties may unilaterally terminate the Stock Purchase Agreement dated April 2, 2006 if the acquisition has not been consummated.

As of the date of this release, the required regulatory approvals have not been granted for the announced transaction.

Pension Adjustment Decision

The determination of damages consistent with the Social Chamber of the Supreme Court’s judgment is being administered by a lower Court, known as the Juzgado Quinto de Primera Instancia de Sustanciación, Mediación y Ejecución del Área Metropolitana de Caracas (the Execution Court), which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to beneficiaries.

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 9

On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by Cantv pursuant to the Social Chamber of the Supreme Court’s judgment. Accordingly, the Execution Court has appointed two new experts to complete the determination of damages. Pursuant to the Social Chamber of the Supreme Court’s decision and upon request by each affected retiree, the Company has agreed to adjust current pension payments up to the official minimum urban wage beginning February 1, 2006.

Investment Tax Credits

Pursuant to an amendment to the Venezuelan Income Tax Law in October 1999, investment tax credits were available for up to 10% of the investments for the five years following the enactment of this law, effective until December 31, 2004.

On December 28, 2001, the Government published a Partial Amendment of the Venezuelan Income Tax Law. Certain interpretations of the Venezuelan Income Tax Law have concluded that investment tax credits were effective for the five years following the enactment of the 2001 Amendment, making them available until December 28, 2006. This interpretation had not been accepted by SENIAT (the Venezuelan Tax authority). Accordingly, the Company stopped recording investment tax credits since January 1, 2005 while continuing to pursue the validity of the above mentioned interpretation.

On July 10, 2006, the Company received the opinion from SENIAT agreeing to apply investment tax credits until December 28, 2006. The available investment tax credits for 2005 and the estimate for 2006 are Bs. 91.2 billion and 119.5 billion, respectively, which will reduce the Company’s 2006 effective tax rate and the income tax expense. The full 2005 benefit and the ones corresponding to the first nine months of 2006 are expected to be recorded in our third quarter 2006 income statement.

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 10

FINANCIAL STATEMENTS DATA

Income statement data

For the quarters ended June 30, 2006 and 2005

(Expressed in millions of bolivars and millions of US dollars, except per share amounts)

	Bs. 2006	% of total operating revenues	Bs. 2005	% of total operating revenues	US$ 2006	US$ 2005	% Increase (Decrease)
Operating Revenues
Fixed revenues
Local services	229,864	14.4%	228,383	19.2%	108	106	0.6%
Domestic long distance	69,655	4.4%	73,923	6.2%	32	33	(5.8)%
International long distance	30,656	1.9%	26,650	2.2%	14	12	15.0%
Net settlements	(4,298)	(0.3)%	(2,531)	(0.2)%	(2)	(1)	69.8%

Total international long distance	26,358	1.7%	24,119	2.0%	12	11	9.3%
Fixed to mobile - Outgoing	224,190	14.1%	188,602	15.9%	104	88	18.9%
Interconnection incoming	24,886	1.6%	25,284	2.1%	12	12	(1.6)%
Other wireline-related services	49,343	3.1%	47,174	4.0%	23	22	4.6%
Internet dial-up	18,565	1.2%	14,482	1.2%	9	7	28.2%
Other telecommunications-related services	13,741	0.9%	2,384	0.2%	6	1	476.4%

Total Internet dial-up and other	81,649	5.1%	64,040	5.4%	38	30	27.5%

Broadband	202,744	12.7%	149,440	12.6%	94	70	35.7%

Total fixed revenues	859,346	54.0%	753,791	63.5%	400	350	14.0%
Mobile revenues
Mobile services	592,188	37.2%	349,733	29.4%	276	163	69.3%
Mobile equipment sales	140,575	8.8%	84,330	7.1%	65	39	66.7%

Total mobile revenues	732,763	46.0%	434,063	36.5%	341	202	68.8%

Total operating revenues	1,592,109	100.0%	1,187,854	100.0%	741	552	34.0%

Operating Expenses
Provision for uncollectibles	19,821	1.2%	17,419	1.5%	9	8	13.8%
Operations, maintenance, repairs and administrative	652,388	41.0%	505,401	42.5%	305	235	29.1%
Cost of sales of mobile equipment	359,862	22.6%	177,341	14.9%	167	82	102.9%
Additional pension obligation due to Supreme Court ruling	—	0.0%	14,553	1.2%	—	7	(100.0)%
Interconnection cost	155,496	9.8%	125,091	10.5%	72	58	24.3%
Concession and other taxes	99,128	6.2%	72,588	6.1%	46	34	36.6%
Other expense, net	292	0.0%	4,292	0.4%	—	2	(93.2)%

	1,286,987	80.8%	916,685	77.2%	599	426	40.4%
EBITDA	305,122	19.2%	271,169	22.8%	142	126	12.5%

EBITDA Margin	19%	0.0%	23%	0.0%	19%	23%	(400 bps )
Depreciation and amortization	222,971	14.0%	202,528	17.0%	104	94	10.1%

Total operating expenses	1,509,958	94.8%	1,119,213	94.2%	703	520	34.9%

Operating Income	82,151	5.2%	68,641	5.8%	38	32	19.7%

Interest Income and Exchange (Loss) Gain, net
Interest income	17,422	1.1%	21,526	1.8%	8	10	(19.1)%
Interest expense	(4,084)	(0.3)%	(9,662)	(0.8)%	(2)	(4)	(57.7)%
Exchange (loss) gain, net	(1,772)	(0.1)%	5,127	0.4%	(1)	2	N.M.

Interest income and exchange (loss) gain, net	11,566	0.7%	16,991	1.4%	5	8	(31.9)%

Income before Income Tax	93,717	5.9%	85,632	7.2%	43	40	9.4%
Income Tax
Current	(26,268)	(1.6)%	(45,995)	(3.9)%	(12)	(22)	(42.9)%
Deferred	28,174	1.8%	74,209	6.2%	13	35	(62.0)%

Total income tax	1,906	0.1%	28,214	2.4%	1	13	(93.2)%

Net Income	95,623	6.0%	113,846	9.6%	44	53	(16.0)%

Net Income Attributable to:
Equity holders of the Company	94,827	6.0%	114,375	9.6%	44	53	(17.1)%
Minority interest in subsidiary	796	0.0%	(529)	(0.0)%	—	—	N.M.

Net Income	95,623	6.0%	113,846	9.6%	44	53	(16.0)%

Earnings per Share	123		147		0.06	0.07	(16.0)%

Earnings per ADS (based on 7 shares per ADS)	863		1,027		0.40	0.48	(16.0)%

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 11

Income statement data

For the six-month period ended June 30, 2006 and 2005

(Expressed in millions of bolivars and millions of US dollars, expects per share amounts)

	Bs. 2006	% of total operating revenues	Bs. 2005	% of total operating revenues	US$ 2006	US$ 2005	% Increase (Decrease)
Operating Revenues
Fixed revenues
Local services	449,942	14.8%	449,761	19.7%	209	209	0.0%
Domestic long distance	139,655	4.6%	147,914	6.5%	65	69	(5.6)%
International long distance	61,565	2.0%	54,672	2.4%	29	25	12.6%
Net settlements	(5,478)	(0.2)%	(2,278)	(0.1)%	(3)	(1)	140.5%

Total international long distance	56,087	1.8%	52,394	2.3%	26	24	7.0%
Fixed to mobile - Outgoing	428,649	14.1%	359,827	15.8%	199	167	19.1%
Interconnection incoming	47,982	1.6%	51,111	2.2%	22	24	(6.1)%
Other wireline-related services	83,095	2.7%	76,777	3.4%	39	36	8.2%
Internet dial-up	35,866	1.2%	28,968	1.3%	17	13	23.8%
Other telecommunications-related services	14,052	0.5%	18,689	0.8%	7	9	(24.8)%

Total Internet dial-up and other	133,013	4.4%	124,434	5.5%	63	58	6.9%

Broadband	391,170	12.9%	278,682	12.2%	182	130	40.4%

Total fixed revenues	1,646,498	54.3%	1,464,123	64.3%	766	681	12.5%
Mobile revenues
Mobile services	1,152,689	38.0%	682,450	30.0%	536	317	68.9%
Mobile equipment sales	234,381	7.7%	131,007	5.8%	109	61	78.9%

Total mobile revenues	1,387,070	45.7%	813,457	35.7%	645	378	70.5%

Total operating revenues	3,033,568	100.0%	2,277,580	100.0%	1,411	1,059	33.2%

Operating Expenses
Provision for uncollectibles	32,567	1.1%	39,731	1.7%	15	18	(18.0)%
Operations, maintenance, repairs and administrative	1,237,649	40.8%	952,725	41.8%	576	442	29.9%
Cost of sales of mobile equipment	535,114	17.6%	254,802	11.2%	249	119	110.0%
Additional pension obligation due to Supreme Court ruling	—	0.0%	14,553	0.6%	—	7	(100.0)%
Interconnection cost	298,492	9.8%	241,460	10.6%	139	112	23.6%
Concession and other taxes	192,360	6.3%	130,202	5.7%	89	61	47.7%
Other expense (income), net	700	0.0%	(68,626)	(3.0)%	—	(32)	N.M.

	2,296,882	75.7%	1,564,847	68.7%	1,068	727	46.8%
EBITA	736,686	24.3%	712,733	31.3%	343	332	3.4%

EBITA Margin	24%	0.0%	31%	0.0%	24%	31%	(700 bps )
Depreciation and amortization	426,893	14.1%	412,127	18.1%	199	192	3.6%

Total operating expenses	2,723,775	89.8%	1,976,974	86.8%	1,267	919	37.8%

Operating Income	309,793	10.2%	300,606	13.2%	144	140	3.1%

Interest Income and Exchange (Loss) Gain, net
Interest income	39,637	1.3%	48,301	2.1%	19	21	(17.9)%
Interest expense	(6,025)	(0.2)%	(15,806)	(0.7)%	(3)	(7)	(61.9)%
Exchange (loss) gain, net	(1,738)	(0.1)%	31,312	1.4%	(1)	15	N.M.

Interest income and exchange (loss) gain, net	31,874	1.1%	63,807	2.8%	15	29	(50.0)%

Income before Income Tax	341,667	11.3%	364,413	16.0%	159	169	(6.2)%

Income Tax
Current	(109,456)	(3.6)%	(68,130)	(3.0)%	(51)	(31)	60.7%
Deferred	47,294	1.6%	112,470	4.9%	22	52	(57.9)%

Total income tax	(62,162)	(2.0)%	44,340	1.9%	(29)	21	N.M.

Net Income	279,505	9.2%	408,753	17.9%	130	190	(31.6)%

Net Income Attributable to:
Equity holders of the Company	279,022	9.2%	407,981	17.9%	130	190	(31.6)%
Minority interest in subsidiary	483	0.0%	772	0.0%	—	—	(37.4)%

Net Income	279,505	9.2%	408,753	17.9%	130	190	(31.6)%

Earnings per Share	360		527		0.17	0.24	(31.6)%

Earnings per ADS (based on 7 shares per ADS)	2,521		3,687		1.17	1.71	(31.6)%

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 12

Balance sheet data

As of June 30, 2006 and December 31, 2005

(Expressed in millions of bolivars and millions of US dollars)

	June 30, 2006	December 31, 2005	US$ 2006	US$ 2005
Assets

Non-Current Assets:
Property, plant and equipment, net of accumulated depreciation of Bs. 14,250,073 and Bs. 13,942,782, respectively	3,439,393	3,483,063	1,600	1,620
Cellular concession, net	147,247	150,088	68	70
Long-term accounts receivable from Venezuelan Government entities	42,132	64,377	20	30
Deferred income tax asset	877,525	830,231	408	386
Information systems (software), net	352,524	342,349	164	159
Other assets	93,953	71,433	43	34

Total non-current assets	4,952,774	4,941,541	2,303	2,299

Current Assets
Other current assets	93,854	62,552	44	29
Inventories, spare parts and supplies, net	256,609	312,255	119	145
Accounts receivable from Venezuelan Government entities	200,908	188,095	93	87
Accounts receivable, net of provision for uncollectibles of Bs. 65,816 and Bs. 71,286, respectively	751,735	687,039	350	320
Cash and temporary investments	1,248,101	1,098,629	581	511

Total current assets	2,551,207	2,348,570	1,187	1,092

Total assets	7,503,981	7,290,111	3,490	3,391

Stockholders’ Equity and Liabilities

Stockholders’ Equity	3,406,115	3,669,069	1,584	1,707

Non-Current Liabilities:
Long-term debt	45,358	63,338	21	29
Provision for litigation	132,848	134,513	62	63
Pension and other post-retirement benefit obligations	1,359,830	1,230,166	632	572

Total non-current liabilities	1,538,036	1,428,017	715	664

Current Liabilities:
Current portion of the long-term debt	29,734	40,992	14	19
Accounts payable	1,301,055	1,161,580	605	540
Accrued employee benefits	164,476	92,608	77	43
Pension and other post-retirement benefit obligations	328,758	348,532	153	162
Income tax payable	36,309	77,352	17	36
Dividends payable	137,481	—	64	—
Deferred revenue	217,815	184,518	101	86
Concession tax	73,921	75,412	34	35
Subscriber reimbursable deposits	73,536	69,462	34	32
Other current liabilities	196,745	142,569	92	67

Total current liabilities	2,559,830	2,193,025	1,191	1,020

Total liabilities	4,097,866	3,621,042	1,906	1,684

Total stockholders’ equity and liabilities	7,503,981	7,290,111	3,490	3,391

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 13

Cash flow data

For the six-month period ended June 30, 2006 and 2005

(Expressed in millions of bolivars and millions of US dollars)

	Bs. 2006	Bs. 2005	US$ 2006	US$ 2005
Operating Activities:
Net income	279,505	408,753	130	190
Adjustments to reconcile net income to net cash provided by operating activities:
Exchange loss (gain), net	1,738	(31,312)	1	(15)
Minority interest in subsidiary	(483)	(772)	—	—
Depreciation and amortization	426,893	412,127	199	192
Current income tax	109,456	68,130	51	32
Deferred income tax (benefit)	(47,294)	(112,470)	(22)	(51)
Provision for inventory obsolescence	34,134	(5,885)	16	(3)
Provision for litigation	9,762	53,115	5	25
Additional pension obligation due to Supreme Court ruling	—	14,553	—	7
Provision for uncollectibles	32,567	39,731	15	18
Gain in sale of investment	—	(71,260)	—	(33)

Changes in current assets and liabilities	11,802	(128,620)	5	(60)

Changes in non-current assets and liabilities	118,059	63,812	54	28

Net cash provided by operating activities	976,139	709,902	454	330

Investing Activities:
Acquisition of information systems (software), net of disposals	(45,458)	(57,858)	(21)	(27)
Acquisition of property, plant and equipment, net of disposals	(345,098)	(270,449)	(161)	(126)

Net cash used in investing activities	(390,556)	(328,307)	(182)	(153)

Free Cash Flow	585,583	381,595	272	177

Financing Activities:
Proceeds from borrowings	—	69,095	—	32
Payments of debt	(31,038)	(71,647)	(13)	(33)
Dividends paid	(405,797)	(316,429)	(189)	(147)
Purchase of shares for the workers benefit fund, net	724	3,266	—	2

Net cash used in financing activities	(436,111)	(315,715)	(202)	(146)

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments	149,472	65,880	70	31

Effect of exchange rate changes on cash and temporary investments	—	30,626	—	14

Increase in cash and temporary investments	149,472	96,506	70	45

Cash and temporary investments:
Beginning of the period	1,098,629	967,543	511	450

End of the period	1,248,101	1,064,049	581	495

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 14

Reconciliation of Non-GAAP financial measures

(Expressed in millions of bolivars and millions of US dollars)

For the quarters ended June 30, 2006 and 2005		Bs. 2006	Bs. 2005	US$ 2006	US$ 2005
EBITDA
Net Income		95,623	113,846	44	53
Plus / (minus):
Total income tax		(1,906)	(28,214)	(1)	(13)
Interest income and exchange (loss) gain, net		(11,566)	(16,991)	(5)	(8)
Depreciation and amortization		222,971	202,528	104	94

EBITDA		305,122	271,169	142	126

EBITDA Margin
EBITDA	=	305,122	271,169	142	126

Total operating revenues		1,592,109	1,187,854	741	552
EBITDA Margin		19%	23%	19%	23%

For the six-month period ended June 30, 2006 and 2005		Bs. 2006	Bs. 2005	US$ 2006	US$ 2005
EBITDA
Net Income		279,505	408,753	130	190
Plus / (minus):
Total income tax		62,162	(44,340)	29	(21)
Interest income and exchange (loss) gain, net		(31,874)	(63,807)	(15)	(29)
Depreciation and amortization		426,893	412,127	199	192

EBITDA		736,686	712,733	343	332

EBITDA Margin
EBITDA	=	736,686	712,733	343	332

Total operating revenues		3,033,568	2,277,580	1,411	1,059
EBITDA Margin		24%	31%	24%	31%

Cash Earnings
Net income		279,505	408,753	130	190
Plus / (minus):
Exchange loss (gain), net		1,738	(31,312)	1	(15)
Minority interest in subsidiary		(483)	(772)	—	—
Depreciation and amortization		426,893	412,127	199	192
Current income tax		109,456	68,130	51	32
Deferred income tax (benefit)		(47,294)	(112,470)	(22)	(51)
Provision for inventory obsolescence		34,134	(5,885)	16	(3)
Provision for litigation		9,762	53,115	5	25
Additional pension obligation due to Supreme Court ruling		—	14,553	—	7
Provision for uncollectibles		32,567	39,731	15	18
Gain in sale of investment		—	(71,260)	—	(33)

Cash Earnings		846,278	774,710	395	362

Free Cash Flow
Net cash provided by operating activities		976,139	709,902	454	330
Minus:
Net cash used in investing activities		(390,556)	(328,307)	(182)	(153)

Free cash flow		585,583	381,595	272	177

As of June 30, 2006 and December 31, 2005		June 30, 2006	December 31, 2005	US$ 2006	US$ 2005
Net Cash Position
Cash and temporary investments		1,248,101	1,098,629	581	511
Minus:
Long-term debt		(45,358)	(63,338)	(21)	(29)
Short-term debt		(29,734)	(40,992)	(14)	(19)

Net cash position		1,173,009	994,299	546	463

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 15

COMPANY PROFILE

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.2 million switched fixed access lines in service, nearly 6.6 million mobile subscribers and over 379 thousand broadband subscribers as of June 30, 2006. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.5% (Class C Shares) and the remaining 58.4% of the capital stock is held by public and other stockholders.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

GLOSSARY OF KEY TERMS

ADSL:	Asymmetrical Digital Subscriber Lines.

ARPU:	Average monthly revenue per user excluding terminal equipment sales, taxes and late-payment charges net of discounts.

Bundled minutes:	Actual minutes used by the customer within the minutes allowed under variously priced monthly customer tariff plans that include a maximum number of allowed minutes within the monthly tariff.

Capital expenditures (CAPEX):	Net cash used in investing activities, including acquisition of property, plant and equipment and information systems.

Cash earnings:	Net income adjusted for non cash items or adjustments to reconcile net income to net cash provided by operating activities.

EBITDA:	Earnings before interest, taxes, depreciation and amortization, equivalent to operating income plus depreciation and amortization.

EBITDA margin:	EBITDA as a percent of total operating revenue.

EPADS:	Earnings per ADS. Each ADS represents seven Cantv Class D shares.

Free cash flow (FCF):	Cash flow from operating activities minus cash used in investing activities.

IXC:	Interconnection.

Net cash position:	Cash and temporary investments minus short-term and long-term debt.

SMS:	Short mobile message service.

Switched access lines:	Fixed access lines including residential, non residential and public telephony.

Total debt:	Short-term plus long-term debt.

Unbundled minutes:	Minutes in excess of the limits set forth in a specific monthly customer tariff plan that are billed to the customer on a per minute basis in addition to the basic monthly tariff plan that the customer has selected.

CANTV 2Q06 Earnings Commentary – July 26, 2006	NYSE: VNT BVC: TDV.d 16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: July 27, 2006